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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Fidelity Securities, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9000 Cameron Parkway _____

(No. and Street)

Oklahoma City	OK	73102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shirley Williams	(405)523-5397	Shirley.Williams@AmericanFidelity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP _____

(Name – if individual, state last, first, and middle name)

100 N. Broadway Ave, Suite 3250	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shirley Williams _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Fidelity Securities, Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature: _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents



Deloitte & Touche LLP
100 N. Broadway
Avenue Suite 3250
Oklahoma City, OK
73102 USA

Tel: 918-560-1400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the "Company") (a wholly-owned subsidiary of American Fidelity Assurance Company) as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

The Company engages in various related-party transactions with affiliates under common control as discussed in Note 2 to the financial statements. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 11, 2022

We have served as the Company's auditor since 2020.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	54,985
Accrued interest receivable		15
Accrued fees receivable		24,420
Total assets	$	79,420

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable-general	$	315
Accrued expense payable-parent		19,210
Accrued expense payable-affiliated		4,895
Total liabilities		24,420
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	79,420

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Operations

Year ended December 31, 2021

Revenues:		
Fees for variable annuity insurance contracts	$	2,204,746
Interest		335
		2,205,081
Expenses:		
Bank Fees		45
Fees to affiliated service providers		1,954,781
Regulatory fees and expenses		250,255
		2,205,081
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

		Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2020	$	10,000	45,000	55,000
Net income		—	—	—
Balance, December 31, 2021	$	10,000	45,000	55,000

See accompanying notes to financial statements.

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Decrease in accrued interest receivable		118
Increase in accrued fees receivable		(3,428)
Decrease in accounts payable - general		(618)
Increase in accrued expenses - parent		4,026
Increase in accrued expenses - affiliated		20
Net cash provided by operating activities		118
Cash flows from investing activities:		
Proceeds from matured certificates of deposit		54,000
Net cash provided by investing activities		54,000
Net increase in cash		54,118
Cash, beginning of year		867
Cash, end of year	$	54,985

See accompanying notes to financial statements.

(1)   Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other variable annuity products for American Fidelity General Agency.

(a)   Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).   The Company is a registered broker-dealer and applies the specialized accounting and reporting guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 940 - Financial Services – Brokers and Dealers.

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d)   Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs.

(e)   Revenue Recognition

Revenues from fees for variable annuity insurance contracts consist of underwriting income, which is comprised of sales, distribution, withdrawal and policy maintenance charges. Revenues from policy maintenance charges are recognized over time when the performance obligation is satisfied which equated to $565,665 with payments settled monthly. All other revenues, recorded on a trade-date basis, are recognized at a point in time when control of the promised services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services and equated to $1,639,416 with payments settled at the end of each calendar month. Accrued fees receivable is derived from revenue sharing and concessions earned on 2021 business activity. During the year ended December 31, 2021, fees from the Funds and affiliates were $1,983,871 and fees from other non-affiliated entities were $220,875.

(f) *Income Taxes*

No provision for income taxes was recognized because the Company's revenues equals the expenses incurred, and because the tax basis of its assets and liabilities equal the book basis. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated Federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with FASB ASC 740 – Income Taxes. The Company has no unrecognized tax positions at December 31, 2021.

As of December 31, 2021, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2017 through 2021 remain open to examination by the U.S. Federal jurisdiction and various states to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Related Party Transactions

The Company receives underwriting income from AFA based on the variable annuity insurance contracts issued by AFA to participants in the Funds.

The Company has an Expense Management Service Agreement (Agreement) with its parent, AFA. Under the Agreement, AFA provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses and income taxes. Additionally, under the Agreement, AFA agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable. In return, the Company will pay to AFA its net revenues on hand to assist with expenses borne by AFA related to the variable annuity business.

During 2021, the Company received underwriting income of $1,923,826 and incurred expenses of $1,894,736 for services AFA provided under the Agreement. The company received income of $60,045 from an affiliated entity for other variable annuity products. As of December 31, 2021, there was an accrued payable of $19,210 due to AFA and $4,895 due to an affiliate from the Company.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $55,000 as of December 31, 2021.

(4) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2021.

(5)   Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. Management is not aware of any such actions which are probable and estimable of loss as of and for the year ended December 31, 2021. Any legal costs or judgments against the Company that exceed its required minimum capital would be funded by the management agreement between the Company and AFA.

(6)   Subsequent Events

There were no material events that occurred subsequent to December 31, 2021. Subsequent events have been considered through February 11, 2022, the date the financial statements were issued.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2021

Computation of net capital:

Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		—
Net capital before haircuts		55,000
Haircuts on securities		—
Net capital		55,000
Computation of net capital requirement:		
Minimum dollar net capital requirement (6.67% of total indebtedness or $5,000, whichever is greater)		5,000
Excess net capital	$	50,000
Excess net capital at 1000% (net capital less the greater of 10% of aggregate		
indebtedness or 120% of the minimum net capital)	$	49,000
Computation of aggregate indebtedness:		
Total liabilities (from Statement of Financial Condition)	$	24,420
Percentage of aggregate indebtedness to net capital		44%

There were no differences between the Computation of Net Capital Pursuant to Rule 15c3-1 included in
this report and the computations included in the Company's corresponding unaudited Form X-17a-5,
Part IIA filing as of December 31, 2021.

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
100 N. Broadway
Avenue Suite 3250
Oklahoma City, OK
73102 USA

Tel: 918-560-1400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report, in which (1) American Fidelity Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 11, 2022



American Fidelity
Securities, Inc.
a different opinion

Member FINRA

February 11, 2022

AMERICAN FIDELITY SECURITIES, INC. EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year.

American Fidelity Securities, Inc.

I, Shirley Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Shirley Williams
Assistant Vice President
Chief Financial Officer